Exhibit 12

Six Flags, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2004		2005		2006		2007		2008
Earnings:
Loss from continuing operations	$(173,885)		$(104,884)		$(205,976)		$(239,220)		$(97,272)
Income tax expense	24,757		3,705		4,318		6,203		116,630
Interest expense	195,100		185,868		202,826		200,846		178,516
Net (gain) loss on debt extinguishment	37,731		19,303		—		13,210		(107,743)
Minority interest	37,686		39,794		40,223		39,684		40,728
1/3 of rental expense	2,442		2,420		3,302		3,489		3,608

Adjusted earnings	$123,831		$146,206		$44,693		$24,212		$134,467

Fixed Charges:
Interest expense	$195,100		$185,868		$202,826		$200,846		$178,516
1/3 of rental expense	2,442		2,420		3,302		3,489		3,608

Total fixed charges	$197,542		$188,288		$206,128		$204,335		$182,124
Ratio of earnings to fixed charge	0.6	x	0.8	x	0.2	x	0.1	x	0.7	x

Deficiency	$73,711		$42,082		$161,435		$180,123		$47,657